SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723

(865) 777-3776

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

SCHEDULE 13D

CUSIP No. 049567 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick L. Martin N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 25,475,190 [1] 8. Shared Voting Power 14,000,000 [2] 9. Sole Dispositive Power 25,475,190 [1] 10. Shared Dispositive Power 14,000,000 [2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,475,190 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	These shares with respect to which Mr. Martin has sole voting and dispositive power include: (i) 7,142,857 shares which Mr. Martin will receive if he exercises his options and (ii) 250,000 Common Shares which Mr. Martin will receive if he converts to Common Shares the 250,000 Class B Common Shares that he owns.

[2]	These shares with respect to which Mr. Martin shares voting and dispositive power include: (i) 1,000,000 shares which are owned by Mr. Martin’s wife, Deborah N. Martin; (ii) 8,000,000 shares owned by TLC Rental and Leasing, LLC of which Mr. Martin is a member of the Board of Governors and holds 50% interest; and (iii) 5,000,000 shares owned by AMBG Holding, LLC of which Mr. Martin is a member of the Board of Governors and holds a 25% interest.

Item 1.	Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2.	Identity and Background.

(a)	Name:	Patrick L. Martin

(b)	Residence Address:	10267 Kingston Pike Knoxville, Tennessee 37922-0660

(c)	Principal Occupation and Enterprise:	Certified Financial Planner The Lanrick Group, Inc. 10267 Kingston Pike Knoxville, Tennessee 37922

(d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)	Securities Proceedings: No judgment, decree or final order in the last five years enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	U.S.

Item 3.	Source and Amount of Funds or Other Consideration.

Over the last several years Mr. Martin loaned funds to, and guaranteed or assumed certain debts of, Atmospheric Glow Technologies, Inc. (“AGT”), formerly Tice Technology, Inc. The funds loaned were Mr. Martin’s personal funds or funds of Mr. Martin’s company, The Lanrick Group, Inc. As of February 29, 2004, Mr. Martin received 18,220,495 (of which 1,000,000 went to his wife) Common Shares from AGT in satisfaction of $1,584,078.17 of these debts. He also received 500,000 Common Shares upon the conversion of 500,000 of his Class B Common Shares. Prior to these purchases he owned 361,838 Common Shares which he purchased with his personal funds. He also owns 250,000 Class B Common Shares after the above described conversion which he purchased with his personal funds.

AGT issued Mr. Martin options to purchase 7,142,857 Common Shares for three years at a price of $0.07 per share in order to induce Mr. Martin to convert 500,000 of his Class B Common Shares to Common Shares and agree to allow AGT to issue 500,000 Class B Common Shares to Atmospheric Plasma Holdings, LLC (“APH”), formerly Atmospheric Glow

Technologies, LLC. The conversion and the issuance of the shares was a condition to the acquisition by AGT of the assets of APH. The shares held by TLC Rental and Leasing, LLC and AMBG Holding, LLC, over which Mr. Martin shares voting and dispositive power, were received in connection with the acquisition of substantially all of the assets of the two entities by wholly owned subsidiaries of AGT which have since been sold in connection with the acquisition of the assets of APH.

Item 4.	Purpose of Transaction.

Mr. Martin has acquired the securities he owns for investment purposes (as has his wife). The securities over which Mr. Martin has shared voting and dispositive power (with the exception of the 1,000,000 shares held by his wife) were acquired in connection with the sale of assets of two entities (described above) partially owned and controlled by Mr. Martin. The entities and Mr. Martin are holding their securities for investment purposes.

Mr. Martin has the right to acquire 7,142,857 additional Common Shares through the exercise of options. Mr. Martin can also acquire 250,000 additional Common Shares by converting his 250,000 Class B Common Shares.

Mr. Martin has entered into a Voting Agreement with APH (which received 500,000 Class B Common Shares, 87,456,629 Common Shares and options to purchase an additional 1,363,636 Common Shares in connection with the transfer of its assets to AGT). Under the Voting Agreement, until March 1, 2007, Mr. Martin and APH agreed to vote their Class B Common Shares to cause to be elected to the Board of Directors of AGT the following number of designees of each of Mr. Martin and APH, depending upon the number of directors serving on the Board of Directors of AGT and the number of directors which the holders of Class B Common Shares are entitled to elect under the Certificate of Incorporation of AGT:

Number of Directors To Be Elected	Number of Directors To Be Elected by Class B Common Shares	Number of Directors To Be Designated By APH.	Number of Directors To Be Designated By Mr. Martin
8 or 9	6	5	1
7	5	4	1
6	4	3	1
4 or 5	3	2	1

In addition, APH has agreed that, during the three year period two of their designees will be Kimberly Kelly-Wintenberg and Thomas W. Reddoch so long as such persons are willing and able to do so.

After March 1, 2007, Mr. Martin and APH agreed to vote their Class B Common Shares to cause to be elected to the Board of Directors of AGT the following number of designees of each of Mr. Martin and APH, depending upon the number of directors serving on the Board of Directors of AGT and the number of directors which the holders of Class B Common Shares are entitled to elect under the Certificate of Incorporation of AGT:

Number of Directors To Be Elected	Number of Directors To Be Elected by Class B Common Shares	Number of Directors To Be Designated By APH	Number of Directors To Be Designated By Mr. Martin
8 or 9	6	4	2
7	5	3	2
6	4	3	1
4 or 5	3	2	1

Item 5.	Interest in Securities of the Issuer.

The amount of shares beneficially owned by the undersigned on the date hereof is as follows:

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	39,475,190	17.4%

(b)	Sole Voting Power	25,475,190	11.2%
	Shared Voting Power	14,000,000	6.2%
	Sole Dispositive Power	25,475,190	11.2%
	Shared Dispositive Power	14,000,000	6.2%

(c)	Effective February 29, 2004, Mr. Martin received 10,504,407 Common Shares of AGT in satisfaction of $735,308.49 in debt owed to him by AGT at a rate of $0.07 per share. Effective that same date, Mr. Martin also received 7,716,088 Common Shares of AGT (of which 1,000,000 shares went to his wife) in satisfaction of $848,769.68 in debt owed to him or The Lanrick Group, Inc., which is wholly owned by Mr. Martin at a rate of $0.11 per share.

Mr. Martin also converted 500,000 Class B Common Shares to Common Shares effective February 29, 2004. The terms of the Class B Common Shares provide that the holder may convert the Class B Common Shares to Common Shares on a one for one basis at any time upon notice. Mr. Martin also received options to purchase at $0.07 per share up to 7,142,857 Common Shares of AGT for three years. The options were granted in order to induce Mr. Martin to convert 500,000 of his Class B Common Shares to Common Shares in connection with the transfer of the assets of APH to AGT.

(d)	Michael A. Atkins is the other owner and member of the Board of Governors of TLC Rental and Leasing, LLC which owns 8,000,000 of the Common Shares. Michael A. Atkins, Joseph B. Baker and Herman Larry Garner are owners and the other members of the Board of Governors of AMBG Holding, LLC which owns 5,000,000 of the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above, Mr. Martin has options to purchase at $0.07 per share up to 7,142,857 Common Shares of AGT for three years beginning on February 29, 2004.

Item 7.	Material to be Filed as Exhibits.

Option Agreement between Atmospheric Glow Technologies, Inc. and Patrick L. Martin.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2004	/S/ PATRICK L. MARTIN
Patrick L. Martin